Bel Air Securities LLC

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
For the Year ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bel Air Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 3200
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivana Shumberg — 713-582-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah L. Dana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bel Air Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Operating Officer

Title



Notary Public

SHEILA C. ALGARIN
Notary Public - California
Los Angeles County
Commission # 2233404
My Comm. Expires Apr 4, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Bel Air Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bel Air Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 30, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Bel Air Securities LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	1,187,303
Deposit with clearing broker-dealer		264,521
Receivable from broker-dealers		19,671
Prepaid expenses and other assets, net		38,639
Total assets	$	1,510,134

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	8,855
Due to Bel Air Investment Advisors LLC (Note 5)		316,565
Deferred Income (Note 4)		33,333
Total liabilities		358,753
Member's equity		1,151,381
Total liabilities and member's equity	$	1,510,134

See accompanying notes to financial statements.

1. Organization and Nature of Business

Bel Air Securities LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"), various state regulatory agencies and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business consists of the execution of securities transactions on a fully disclosed basis related to the accounts of clients of Bel Air Investment Advisors LLC ("BAIA"), a related party. The Company is 100% owned by Fiera US Holding Inc. ("Fiera US"), a subsidiary of Fiera Capital Corporation ("Fiera").

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts. At December 31, 2020 cash on Brokerage amounted to $1,187,303 included in Cash and cash equivalents. The carrying value of cash and cash equivalents, approximates fair value because of the short-term nature of these instruments. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

Deposit with Clearing Broker — The Company maintains a cash deposit at its clearing broker that performs clearing and custodial functions for the Company.

Receivable from Clearing Broker — The Company clears certain of its customer transactions through a broker-dealer on a fully disclosed basis. The amount receivable from clearing broker relates to these transactions, including the amount of commissions receivable from trades unsettled at year end. An allowance for doubtful accounts is not considered necessary because probable uncollectible amounts are immaterial.

Other Assets — The Company has capitalized costs related to software customization by its clearing *broker*

Fair Value of Financial Instruments - The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Income Taxes - As a limited liability company, no provision for federal or state taxes is made in the accompanying financials statements, as the Company is not subject to income taxes.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. For Federal income tax purposes, the Company became a disregarded entity under Fiera US as of October 31, 2013. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, no state has proposed any adjustment to the Company's tax position.

Recently Issued Accounting Pronouncements - The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Deposit with Clearing Broker

Effective December 2015, the Company entered into the Clearing Agreement with Pershing LLC ("Pershing"), which requires that certain minimum balances must be maintained for which the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's securities transactions. It is the Company's policy to continuously monitor its exposure to these risks.

The Company is required to maintain a minimum deposits of $250,000 with Pershing and the deposit was $264,521 at December 31, 2020. The agreement provides that any amounts on deposit will be returned to the Company within 30 days after the agreement is cancelled and all balances held in custody on behalf of the Company are withdrawn. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2020, for purposes of the Company's net capital computation.

4. Deferred Revenue

As part of the Clearing Agreement with Pershing, the Company received $1,600,000 in 2015 to cover costs incurred by the Company in connection with the conversion of client accounts and balances to Pershing. At December 31, 2020 the deferred revenues was $33,333.

5. Significant Customers and Related-Party Transaction

The Company shares office space, facilities, and personnel with BAIA, and is charged for these services according to an expense-sharing agreement. The Company was charged $2,614,526 for services covered by the expense-sharing agreement in 2020. In connection with this agreement, the Company has a payable to BAIA of $316,565 at December 31, 2020.

Pursuant to the terms of the Purchase and Sale Agreement ("PSA") dated as of December 31, 2020, the Company's parent agreed to sell all of the membership interest of BAIA to a third party (the PSA). As a part of transactions contemplated by the PSA, and upon closing of the transaction as of February 28, 2021. A Transition Services Agreement was entered into by and between BAS, BAIA, and the third-party acquirer, among other parties, by which the Company's parent and BAS agreed to make various services available in order to facilitate the business of BAIA and the transition of BAIA client accounts from BAS. Although the client accounts will remain at Pershing LLC (which currently acts as the BAS's clearing firm) it is anticipated that Pershing will undertake the role of introducing broker and BAS will cease to serve in that capacity for clients of BAIA.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2020, the Company's net capital, as defined, was $1,112,742 as compared to a minimum requirement of $23,917. The Company had excess net capital of $1,088,825, and its ratio of aggregate indebtedness to net capital was .32 to 1 at December 31, 2020.

7. Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transaction on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

8. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last

for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

9. Subsequent Events

Transition Services Agreement - Pursuant to a transaction that will close as of February 28, 2021, the membership interest of Bel Air Investment Advisors, LLC (BAIA) was acquired from Fiera US Holding Inc., BAS's direct corporate parent under the purchase and sale agreement. Prior to the close of the transaction, BAIA and BAS were under common ownership. Notwithstanding the sale, BAS and BAIA remain affiliated by reason of common management in that certain officers of BAIA act as officers of BAS or otherwise provide services to BAS. In order to facilitate the PSA, BAS and its corporate parent entered into an agreement with BAIA and its new owner by which agreement BAS would continue to provide certain brokerage and other services to BAIA and its clients for up to six months (which time period might be extended under certain circumstances) from the close of the PSA. The services provided by BAS are those that were supplied to clients of BAIA in the period preceding the closing of the PSA, and are those that are the customary and ordinary business activities of BAS.